UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                              July 1, 2019



  Via Email

  Tara M. Fisher
  Ropes & Gray LLP
  800 Boylston Street
  Boston, MA 02199

          Re:     CIRCOR International, Inc.
                  Schedule 14D-9 filed June 24, 2019
                  Amendment No. 1 to Sch. 14D-9 filed June 24, 2019 Amendment No. 2 to Sch. 14D-9 filed June 25, 2019 SEC File No. 5-57061

  Dear Ms. Fisher:

         The staff in the Office of Mergers and Acquisitions in the Division of Corporation
  Finance has reviewed the filings listed above. Our comments follow. All defined terms have the same meaning as in your filings, unless otherwise noted.

         Please respond to this letter promptly by amending your Schedule 14D-9. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

          After reviewing any amendment to your filing(s) and the information you provide in response to this letter, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please allow sufficient time for additional staff review after filing your revised materials and your response letter.

  Schedule 14D-9 filed June 24, 2019 - Item 4. The Solicitation or
Recommendation
  Reasons for the Recommendation, page 19

      1. Here and in the Investor Presentation included as Annex F, you assert that the
         Offer is inadequate and substantially undervalues the Company, based in part on future forecasts of earnings and deleveraging over the next eighteen months. For the projected figures disclosed, include a brief description of the underlying
 Tara M. Fisher, Esq.
Ropes & Gray LLP
July 1, 2019
Page 2


       assumptions supporting them, as well as a summary of their limitations (factors that could cause these projections not to be realized).

   2. See our last comment above. Please include similar clarifying disclosure in future filings that contain projections, such as the open letter to shareholders included in your press release dated June 24, 2019 and attached as an exhibit to amendment 1 to the Schedule 14D-9.

Item 5. Persons/Assets to be Retained, Employed, Compensated or Used, page 29

   3. Revise the disclosure here to comply with Item 1009(a) of Regulation M-A. See the guidance available on our Web site at www.sec.gov under "Tender Offers and
      Schedules," Section 14(d) and Regulation 14D, Q&A 159.02. Your expanded disclosure should summarize the material terms of J.P. Morgan's and
Evercore's
      compensatory arrangements, including sufficiently detailed narrative disclosure to allow security holders to identify the types of fees that will provide the primary financial incentives for each financial advisor. Include any other material information about their fee arrangements relevant to a security holder's assessment of each financial advisor's conclusions. Your expanded disclosure
      should further provide additional details about the "potential transaction fee in the event of a sale" that Evercore and J.P. Morgan may receive, including how such a fee would be calculated and when it would be triggered.

        We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551-3263 with any questions about these comments.



                                                            Sincerely,

                                                            /s/ Christina Chalk

                                                            Christina Chalk
                                                            Senior Special
Counsel
                                                            Office of Mergers
and
                                                            Acquisitions